SUB-ITEM 77M

                                     MERGERS

                 AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)

INVESCO COMMODITIES STRATEGY FUND TO INVESCO BALANCED-RISK COMMODITY STRATEGY
FUND

     During the period from September 2011 through November 2011, the Board of Trustees of AIM Investment Funds (Invesco Investment Funds) ("AIF") had discussions and approved an Agreement and Plan of Reorganization (the "Agreement"). On May 25, 2012, at a Special Meeting for shareholders of Invesco Commodities Strategy Fund (the "Target Fund"), an investment portfolio of AIF, shareholders approved the Agreement that provided for: (a) the acquisition of all assets and assumption of all liabilities of the Target Fund by Invesco Balanced-Risk Commodity Strategy Fund, (the "Acquiring Fund"), an investment portfolio of AIF, in exchange for shares of a corresponding class of the Acquiring Fund; (b) the distribution of such shares of the corresponding class to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund (the "Reorganization). Pursuant to the Agreement, on June 11, 2012, all of the assets of the Target Fund were transferred to the Acquiring Fund. AIF issued Class A, Class B, Class C, Class R, Class Y and Institutional Class shares of the Acquiring Fund to the Target Fund's Class A, Class B, Class C, Class R, Class Y and Institutional Class shareholders, respectively. The total value of the Acquiring Fund shares of each class that shareholders received in the Reorganization was the same as the total value of shares of the corresponding class of the Target Fund that shareholders held immediately prior to the Reorganization. Shareholders should not be required to pay any federal income tax in connection with the Reorganization. No sales charges or redemption fees were imposed in connection with the Reorganization.

FOR A MORE DETAILED DISCUSSION ON THE REORGANIZATION, PLEASE SEE THE AGREEMENT AND PLAN OF REORGANIZATION FILED HEREIN UNDER ITEM 77Q1(g).